                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                     Three Months Ended          Nine Months Ended
                                    March 25,    March 26,     March 25,    March 26,
                                      1994         1993          1994         1993

                                         (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     118,370      124,088       119,663     119,149
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                   1,033          893         1,103       1,026
      Common Stock issuable
       assuming conversion
       of CAP Units                    8,636                      8,636       6,610
Total weighted average
 common and common
 equivalent shares
 outstanding                         128,039      124,981       129,402     126,785

Net income                          $115,450     $110,416      $354,566    $237,666

Preferred Stock dividend
 requirements                         (6,200)        (835)      (18,157)     (2,244)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         3,894           96         6,957       4,412

Adjusted net income                 $113,144     $109,677      $343,366    $239,834

Earnings per share                  $    .88     $    .88      $   2.65    $   1.89

